UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 3

CONSTELLATION BRANDS, INC.

(Name of Issuer)

Constellation Brands, Inc.

Richard Sands

Robert Sands

Abigail Bennett

Zachary Stern

RES Master LLC

RSS Master LLC

Astra Legacy LLC

WildStar Partners LLC

RES Business Holdings LP

SER Business Holdings LP

RHT 2015 Business Holdings LP

RSS Business Holdings LP

SSR Business Holdings LP

RSS 2015 Business Holding LP

RCT 2015 Business Holdings LP

RCT 2020 Investments LLC

A&Z 2015 Business Holdings LP

MAS Business Holdings LP

NSDT 2009 STZ LLC

NSDT 2011 STZ LLC

RSS Business Management LLC

SSR Business Management LLC

LES Lauren Holdings LLC

MES Mackenzie Holdings LLC

The Marilyn Sands Master Trust

Sands Family Foundation

(Name of Persons Filing Statement)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class B Common Stock 21036P 20 7

(CUSIP Number of Class of Securities)

James O. Bourdeau, Esq. Executive Vice President and Chief Legal Officer 207 High Point Drive, Building 100 Victor, New York 14564 (585) 678-7100	WildStar Partners LLC 110 E. Atlantic Ave., Suite 200 Delray Beach, FL 33444 (585) 678-7344
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Carlo Zenkner Jennifer L. Lee 601 Lexington Avenue Kirkland & Ellis LLP New York, New York 10022 (212) 446-4800	David M. Silk Victor Goldfeld 51 West 52nd Street Wachtell, Lipton, Rosen & Katz New York, New York 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Introduction

This Amendment No. 3 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by Constellation Brands, Inc. (the “Company”) and Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, RES Master LLC, RSS Master LLC, Astra Legacy LLC, WildStar Partners LLC, RES Business Holdings LP, SER Business Holdings LP, RHT 2015 Business Holdings LP, RSS Business Holdings LP, SSR Business Holdings LP, RSS 2015 Business Holding LP, RCT 2015 Business Holdings LP, RCT 2020 Investments LLC, A&Z 2015 Business Holdings LP, MAS Business Holdings LP, NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC, SSR Business Management LLC, LES Lauren Holdings LLC, MES Mackenzie Holdings LLC, The Marilyn Sands Master Trust and the Sands Family Foundation (collectively, the “Sands Family Stockholders”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement.

Except as otherwise set forth herein, the information set forth in Amendment No. 2 to this Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On September 21, 2022, the Company filed with the SEC a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”), which was first mailed to holders of Class A Common Stock and Class B Common Stock on or about September 27, 2022. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement/Prospectus.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

The filing of this Transaction Statement shall not be construed as an admission that the Company is “controlled” by any person.

Item 10. Source and Amounts of Funds or Other Consideration

(Reg. M-A 1007)

(a) - (b), (d) Source of Funds; Conditions; Borrowed Funds. Items 1007(a), (b) and (d) are hereby amended and supplemented as follows:

The sources of the funds for the approximately $1.5 billion cash payment to the holders of Class B Common Stock in the Reclassification consisted of (i) $1.0 billion in term loans under the New Credit Agreement; and (ii) approximately $500.0 million in proceeds of borrowings under the Company’s commercial paper program.

On November 10, 2022, the Company borrowed $1.0 billion under the New Credit Agreement. The material terms of the New Credit Agreement are described in Item 1.01 of the Company’s Current Report on Form 8-K dated August 9, 2022, which description is incorporated herein by reference.

Item 15. Additional Information

(Reg. M-A 1011(b) and (c))

(c)	Other Material Information. Item 1011(c) is hereby amended and supplemented as follows:

On November 9, 2022, the stockholders of the Company approved the Reclassification Proposal at the Special Meeting.

On November 10, 2022, the Company completed the Reclassification of the Company’s common stock to eliminate its Class B Common Stock, effective at the time that the Amended and Restated Charter was duly filed with the Secretary of State of the State of Delaware (the “Effective Time”), as contemplated by the Reclassification Agreement. Pursuant to the Reclassification, each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time was reclassified, exchanged and converted into one share of Class A Common Stock and the right to receive $64.64 in cash, without interest.

The issuance of Class A Common Stock in connection with the Reclassification was registered under the Securities Act of 1933, as amended, pursuant to the Company’s registration statement on Form S-4 (File No. 333-266434), filed with the SEC and declared effective on September 21, 2022.

In connection with the completion of the Reclassification, on November 10, 2022, the Company requested that the NYSE suspend trading of the Class B Common Stock, remove the Class B Common Stock from listing on the NYSE, and file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Class B Common Stock and the deregistration of the Class B Common Stock under Section 12(b) of the Exchange Act. The Company intends to file with the SEC a certification on Form 15 requesting deregistration of the Class B Common Stock and suspending the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act in respect of the Class B Common Stock. The Class B Common Stock, which traded under the ticker symbol “STZ.B,” ceased to be traded on the NYSE at the close of trading on November 10, 2022. The Class A Common Stock will continue to trade on the NYSE under the ticker symbol “STZ” and will continue to be registered under Section 12(b) of the Exchange Act.

Item 16. Exhibits

(a)(1)	Definitive Proxy Statement/Prospectus of Constellation Brands, Inc. (incorporated by reference to the Proxy Statement/Prospectus).

(a)(2)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(3)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(4)*	Transcript of an interview with the President and Chief Executive Officer of Constellation Brands, Inc. on Yahoo Finance, dated July 1, 2022, relating to the Reclassification (filed with the Securities and Exchange Commission on July 1, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(5)*	Transcript of an interview with the President and Chief Executive Officer of Constellation Brands, Inc. on CNBC, dated June 30, 2022, relating to the Reclassification (filed with the Securities and Exchange Commission on July 1, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(6)*	Message from the President and Chief Executive Officer of Constellation Brands, Inc. distributed to employees of Constellation Brands, Inc. on June 30, 2022 (filed with the Securities and Exchange Commission on June 30, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(7)*	Excerpt of Constellation Brands, Inc.’s first quarter fiscal 2023 earnings call on June 30, 2022 (filed with the Securities and Exchange Commission on June 30, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(8)*	News Release of Constellation Brands, Inc., dated June 30, 2022, relating to the Reclassification (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of Constellation Brands, Inc. filed with the Securities and Exchange Commission on June 30, 2022).

(a)(9)**	Form of Proxy for Constellation Brands, Inc. Class A Common Stock (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of Constellation Brands, Inc. filed with the Securities and Exchange Commission on September 6, 2022).

(a)(10)**	Form of Proxy for Constellation Brands, Inc. Class B Common Stock (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 of Constellation Brands, Inc. filed with the Securities and Exchange Commission on September 6, 2022).

(a)(11)*	Opinion of Centerview Partners LLC, dated June 29, 2022 (incorporated herein by reference to Annex D of the Proxy Statement/Prospectus).

(a)(12)**	Current Report on Form 8-K regarding entry into a Term Loan Credit Agreement (filed with the Securities and Exchange Commission on August 9, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(13)**	Investor Presentation, relating to the Reclassification (filed with the Securities and Exchange Commission on August 15, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(14)	Current Report on Form 8-K regarding Constellation Brands, Inc.’s second quarter fiscal 2023 earnings (filed with the Securities and Exchange Commission on October 6, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(15)	Excerpt of Constellation Brands, Inc.’s second quarter fiscal 2023 earnings call on October 6, 2022 (filed with the Securities and Exchange Commission on October 6, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(16)	Mailing from Constellation Brands, Inc. to its stockholders dated October 7, 2022, relating to the Reclassification (filed with the Securities and Exchange Commission on October 7, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(17)	Current Report on Form 8-K regarding certain litigation relating to the Reclassification (filed with the Securities and Exchange Commission on November 1, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(18)	Mailing from Constellation Brands, Inc. to its stockholders dated November 2, 2022, relating to the Reclassification (filed with the Securities and Exchange Commission on November 2, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(c)(1)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 29, 2022.

(c)(2)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 28, 2022.

(c)(3)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 27, 2022.

(c)(4)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 25, 2022.

(c)(5)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 25, 2022.

(c)(6)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 17, 2022.

(c)(7)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 10, 2022.

(c)(8)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 3, 2022.

(c)(9)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 23, 2022.

(c)(10)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 20, 2022.

(c)(11)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 15, 2022.

(c)(12)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 11, 2022.

(c)(13)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 5, 2022.

(c)(14)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 28, 2022.

(c)(15)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 22, 2022.

(c)(16)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 15, 2022.

(c)(17)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 8, 2022.

(c)(18)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated June 29, 2022.

(c)(19)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated June 9, 2022.

(c)(20)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated May 2022.

(c)(21)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated May 2022.

(c)(22)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated April 2022.

(c)(23)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated March 2022.

(c)(24)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated August 10, 2021.

(c)(25)*	Presentation by Bank of America to members of the Sands Family Stockholders, dated March 2021.

(d)(1)*	Reclassification Agreement, dated as of June 30, 2022, by and among Constellation Brands, Inc., and the Sands Family Stockholders members listed therein (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

107*	Calculation of Filing Fee Tables.

*	Previously filed with the Schedule 13E-3 filed with the SEC on August 1, 2022.
**	Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 6, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2022

CONSTELLATION BRANDS, INC.

By:	/s/ William A. Newlands
Name: William A. Newlands
Title: President and Chief Executive Officer

RICHARD SANDS

By:	/s/ Richard Sands
Name: Richard Sands

ROBERT SANDS

By:	/s/ Robert Sands
Name: Robert Sands

ABIGAIL BENNETT

By:	/s/ Abigail Bennett
Name: Abigail Bennett

ZACHARY STERN

By:	/s/ Zachary Stern
Name: Zachary Stern

RICHARD SANDS MASTER TRUST IN ITS CAPACITY AS SOLE MEMBER OF RES MASTER LLC

By:	/s/ Richard Sands
Name: Richard Sands
Title: Trustee

ROBERT S. SANDS MASTER TRUST IN ITS CAPACITY AS SOLE MEMBER OF RSS MASTER LLC

By:	/s/ Robert Sands
Name: Robert Sands
Title: Trustee

ASTRA LEGACY LLC

By:	/s/ Abigail Bennett
Name: Abigail Bennett
Title: President

WILDSTAR PARTNERS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RES BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF SER BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RHT 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RSS BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF SSR BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RSS 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RCT 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RCT 2015 BUSINESS HOLDINGS LP, SOLE MEMBER OF RCT 2020 INVESTMENTS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF A&Z 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF MAS BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

NSDT 2009 STZ LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

NSDT 2011 STZ LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

RSS BUSINESS MANAGEMENT LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

SSR BUSINESS MANAGEMENT LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

LES LAUREN HOLDINGS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

MES MACKENZIE HOLDINGS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

THE MARILYN SANDS MASTER TRUST

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Trustee

SANDS FAMILY FOUNDATION

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary